UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2010

Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☑

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

99.1

Security holders documents – Notice of Change of Control and Offer to Purchase 7.25% Convertible Debentures due February 20, 2014 and 7.5% Convertible Debentures Due May 31, 2015 as filed in SEDAR January 19, 2010.

99.2

Security holders documents – Notice of Change of Control and Offer to Purchase 6.5% Convertible Debentures due December 31, 2010 and 7.25% Convertible Debentures Due September 30, 2013 as filed in SEDAR January 19, 2010.

99.3	Security holders documents – Notice of Change of Control and Offer to Purchase 6.4% Convertible Debentures due October 31, 2012 as filed in SEDAR January 19, 2010.

99.4	Security holders documents – Notice of Offer to Purchase Harvest Operations Corp. 7 7/8% Senior Notes Due 2011.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: January 29, 2010	By:	/s/ John Zahary
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1

Security holders documents – Notice of Change of Control and Offer to Purchase 7.25% Convertible Debentures due February 20, 2014 and 7.5% Convertible Debentures Due May 31, 2015 as filed in SEDAR January 19, 2010.

99.2

Security holders documents – Notice of Change of Control and Offer to Purchase 6.5% Convertible Debentures due December 31, 2010 and 7.25% Convertible Debentures Due September 30, 2013 as filed in SEDAR January 19, 2010.

99.3	Security holders documents – Notice of Change of Control and Offer to Purchase 6.4% Convertible Debentures due October 31, 2012 as filed in SEDAR January 19, 2010.

99.4	Security holders documents – Notice of Offer to Purchase Harvest Operations Corp. 7 7/8% Senior Notes Due 2011.